Filed by Expedia, Inc.

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933

Subject Company: Expedia, Inc.

Commission File No. 000-27429

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to our anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words “believes,” “could,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “projects,” “seeks,” or similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on Expedia, its business, financial condition or results of operations and on the proposed merger transaction between Expedia and InterActiveCorp (formerly USA Interactive). You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in the forward-looking statements: (1) the risk that Expedia’s business will not be integrated successfully; (2) costs related to the proposed transaction; (3) material adverse changes in economic conditions generally or in our markets or industries; (4) future regulatory and legislative actions and conditions affecting our operating areas; (5) competition from others; (6) successful integration of our divisions’ management structures; (7) product demand and market acceptance; (8) the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; (9) the ability to expand into and successfully operate in foreign markets; (10) obtaining and retaining skilled workers and key executives; (11) acts of terrorism; and (12) war or political instability. In addition, investors should consider the other information contained in or incorporated by reference into Expedia’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K for the fiscal year ended 2002, as amended on Form 10-K/A filed April 30, 2003, especially in the Management’s Discussion and Analysis section, our most recent Quarterly Report on Form 10-Q and our Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this press release to reflect circumstances existing after the date of this press release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, InterActiveCorp and Expedia have filed a proxy and information statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the proxy and information statement/prospectus regarding the proposed transaction because it contains important information. Investors and security holders may obtain a free copy of the proxy and information statement/prospectus and other documents containing information about InterActiveCorp and Expedia, without charge, at the SEC’s web site at http://www.sec.gov. Free copies of InterActiveCorp’s filings may be obtained by directing a request to InterActiveCorp, 152 West 57th Street, New York, New York, 10019, Attention: Investor Relations, and free copies of Expedia’s filings may be obtained by directing a request to Expedia, Inc. 13810 SE Eastgate Way, Suite 400, Bellevue, Washington 98005, Attention: Investor Relations.

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Expedia Employee Warrants

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Expedia.com

Kathy Dellplain

SVP, Human Resources

Additional Information

Information presented in this document relates to the proposed transaction whereby Expedia will become a wholly owned subsidiary of IAC. The proposed transaction is described in more detail in the proxy and information statement/prospectus dated July 9, 2003. You are advised to read the proxy and information statement/prospectus because it contains important information. You can obtain a copy of the proxy and information statement/prospectus free of charge, and other relevant documents filed with the SEC, from the SEC’s website at www.sec.gov. The proxy and information statement/prospectus and other documents also will be provided upon request by mail or telephone to Expedia, Inc., Attn: Investor Relations, 13810 Eastgate Way, Suite 400, Bellevue, Washington 98005, (425) 564-7233.

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Agenda

What is a warrant?

Effect of IAC Merger on warrants

Change in Timing of Taxation

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What is an Expedia Employee Warrant?

The Expedia Employee Warrants are similar to non-qualified stock options. Each warrant represents the right to buy a share of Expedia stock

—	At a specific price (set at $26)

—	By a specific date (7 year term – expires on February 4, 2009)

What’s different? It can be traded (sold) on NASDAQ once vested (symbol = EXPEW).

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Expedia Employee Warrants

■	Granted to eligible employees on January 25, 2002, based on their outstanding stock options as of August 2, 2001

■	No cost to employees

■	Original issuance of Expedia employee warrants treated as non-taxable

—	No readily ascertainable FMV at time of issuance

■	Taxed at warrant sale, disposition or exercise

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Expedia Employee Warrants

■	Employee warrants vest on the same schedule as the underlying stock options

■	What happens if you leave Expedia?

—	Vesting stops on last day of employment

—	Unvested warrants expire immediately

—	Vested warrants expire on February 4, 2009

—	Must still use Mellon for transactions

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Effect of IAC Merger on Expedia

Employee Warrants (US Employees)

■	All vested & unvested warrants will be converted to equal number of IAC warrants

■	Exchange ratio:

One Expedia employee warrant = One IAC employee warrant

■	Number of shares that a warrant will purchase

—	One Expedia employee warrant = one Expedia share

—	One IAC employee warrant = 1.93875 IAC shares

■	Vesting will continue at current schedule

■	Same expiration date of 2/4/09

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Example of Conversion

	Before the merger	After the merger
Total # of vested warrants	40 Expedia employee warrants	40 IAC employee warrants

Symbol	EXPEW	IACIZ

Market Value of warrant	??	??

Exercise Price per warrant	$26 per warrant	$26 per warrant

Shares you may buy with the warrants	40 shares of Expedia common stock	77 shares of IAC common stock (40 x 1.93875)*

Exercise Price per share	$26 per share	$13.41 per share ($26 divided by 1.93875)

*	The holder is also entitled to receive cash equal to the value of any fractional shares of IAC common stock.

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Tax Consequences of Conversion (Current

and Former U.S. Employees only)

■	Tax treatment is unclear

■	Private letter ruling has been requested from the IRS

■	In the interim, taxes will be withheld from the conversion of vested employee warrants due to potential penalties

■	Note: Expedia shareholder warrants are not taxable on the conversion (e.g. warrants from ESPP shares)

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Tax Withholding for Vested Warrants

■	Tax Withholding will be based on FMV of vested warrants at close

—	FMV = closing price of an Expedia warrant (EXPEW) on the last trading day prior to the closing date (i.e., August 7, 2003, assuming an August 8, 2003 closing)

■	Federal income tax withholding rates

—	You may elect a rate between 25 – 35%

—	Federal income tax liability may exceed 25%

—	Election for this conversion only

■	Other required taxes

—	FICA Taxes (6.2% + 1.45%)*

—	FUTA, State and/or local withholding

*	The 6.2% Social Security Tax applies only to the first $87,000 of wages for the year

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Example of tax withholding

■	Assumptions:

—	Employee holds a total of 150 warrants

—	100 are vested & exercisable, and 50 are unvested

—	Closing price of EXPEW on 8/7/03 = $50.00*

—	25% federal withholding rate elected

—	Total wages for the year are less than $87,000

—	No FUTA, state, or other withholding

—	Transaction completed on August 8, 2003

■	Tax withholding at conversion:

—	100 vested warrants x $50 FMV = $5,000 of taxable compensation

—	$5,000 x 32.65% (25% federal income tax rate + 7.65% FICA Tax) = $1,632.50 tax withholding obligation

*	For illustrative purposes only.

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Methods to Satisfy Tax Withholding

Obligation

■	Payment in Cash (“Cash Election”)

■	Payment in shares of Expedia common stock held in book-entry form (“Stock Election”)

■	Payment in a combination of cash & shares of Expedia common stock held in book-entry form (“Cash/Stock Election”)

■	Holding back of vested Expedia warrants (“Warrant Election”)

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Cash Election

■	You may elect to pay cash to satisfy your tax withholding obligation

■	Mellon will calculate the amount of money owed, based on the applicable withholding rate and the closing price of EXPEW on 8/7/03 (assuming the IAC transaction closes on 8/8/03)

■	You will have 10 business days following close to deliver the cash payment to Mellon (based on 8/8/03 close, payment deadline will be Friday, 8/22/03 at 2:00 pm Pacific time)

■	Cash payment may be made only by cashier’s check, certified check or wire transfer

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Stock Election

■	You may elect to satisfy your tax withholding obligation by delivering shares of Expedia common stock that you already own

■	Mellon will calculate the amount of money owed, based on the tax rate that you elect and the closing price of EXPEW on 8/7/03 (assuming the IAC transaction closes on 8/8/03)

■	The value of your Expedia common stock will be based on the closing price of EXPE on 8/7/03 (assuming the IAC transaction closes on 8/8/03)

■	You will have 10 business days following close to deliver the shares of common stock to Mellon (based on 8/8/03 close, deadline will be Friday, 8/22/03 at 2:00 pm Pacific time)

■	Shares must be in book entry form prior to IAC conversion

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Example of Stock Election

■	Assumptions:

—	100 vested, exercisable warrants

—	8/7/03 closing price of EXPEW = $50.00*

—	8/7/03 closing price of EXPE stock = $70.00*

—	25% federal withholding rate + 7.65% FICA Tax = 32.65% tax rate

—	Total wages for the year are less than $87,000

—	No FUTA, state, or other withholding

■	Tax withholding at conversion:

—	100 vested warrants x $50 FMV = $5,000 of taxable compensation

—	$5,000 x 32.65% = $1,632.50 taxes owed

—	$1,632.50 tax obligation divided by $70 FMV = 23.3 shares

—	Rounded up to 24 shares required to be delivered

■	Tax on shares delivered

—	Note: you may be responsible for applicable capital gains taxes on the 24 shares of stock, depending on the cost basis of the stock

* For illustrative purposes only.

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Cash/Stock Election

■	You may elect to satisfy your tax withholding obligation with a combination of cash and shares of Expedia common stock that you already own

■	You must indicate the percentage of the withholding to be satisfied in cash, the remainder will be paid in Expedia common stock. If no indication is made, the default will be 50% each of cash and stock

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Warrant Election

■	Election to hold back enough vested Expedia employee warrants to cover taxes

■	Value of warrants will be set at closing price of EXPEW on 8/7/03 (i.e., day prior to close)

■	Withheld IAC employee warrants will be retired by IAC (not sold on Nasdaq)

■	The rest of your vested IAC employee warrants will remain with Mellon Investor Services

■	If and once you make an effective Warrant Election, you do not need to do anything else to effectuate the withholding. Expedia will automatically withhold warrants on the closing date of the IAC transaction and your remaining warrants will be available for trading on August 11, 2003, assuming an August 8, 2003 closing and subject to applicable trading windows

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Example of Warrant Election

■	Assumptions:

—	100 vested, exercisable warrants

—	8/7/03 closing price of EXPEW = $50.00*

—	25% federal withholding rate + 7.65% FICA Tax = 32.65% tax rate

–	Total wages for the year are less than $87,000

–	No FUTA, state, or other withholding

■	Tax withholding at conversion:

—	100 vested IAC employee warrants x $50 FMV = $5,000 of taxable compensation

—	$1,650 of compensation income even if conversion is not a taxable event

—	$5,000 x 32.65% = $1,632.50 taxes owed

—	$1,632.50 tax obligation divided by $50 warrant FMV = 32.65 warrants required to cover taxes

—	Rounded up to 33 warrants withheld

* For illustrative purposes only.

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Election Information

■	All Expedia employee warrantholders must elect the form of payment of their tax obligation on a special Mellon website

■	Link to be sent out by Friday, 7/25/03

■	Deadline for election: Monday, 8/4/03 at 2:00 pm (Pacific time)

■	DEFAULT IF NO ELECTION (OR ELECTION IS INCORRECT OR INCOMPLETE): WARRANT ELECTION

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Payment Information

■	Withholding of IAC employee warrants will occur at close (targeted to be 8/8/03)

■	Assuming an 8/8/03 close, cash & stock payments must be received by Mellon Investor Services by Friday, August 22, 2003 at 2:00 pm (Pacific time)

■	Cash payments must be made via certified check, cashier’s check or wire transfer

■	Stock payment must be delivered in book entry form.

■	Payment information is not relevant to you if you make an effective Warrant Election

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Payment Information (cont.)

■	If you choose the cash or stock (or cash/stock) election, you are restricted from trading your vested IAC employee warrants until Mellon verifies your cash or stock payment (approximately one full day following receipt)

■	If cash or stock is not received by deadline, or cash or stock payments are insufficient:

—	Mellon will automatically withhold IAC employee warrants to cover the entire tax withholding

—	Any cash or common stock that has been delivered to Mellon by you will be returned to you.

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Payment Information (cont.)

■	If after making an effective Cash, Stock or Cash/Stock Election you fail to deliver the full cash, stock or cash/stock amount by the payment deadline, Expedia will withhold warrants valued based on the lower of the closing price of the warrants on (1) the day immediately prior to the closing date (i.e., August 7, 2003 assuming an August 8, 2003 closing) and (2) the payment deadline (i.e., August 22, 2003 assuming an August 8, 2003 closing)

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Blackout Period for Conversion

Assuming an August 8, 2003 closing of the IAC transaction:

■	August 7 & 8, 2003 will be “blacked out” for any trading on Expedia employee warrants & Expedia stock options due to the conversion to IAC securities

■	Trading window expected to open on August 7, 2003 for Expedia insiders (e.g. trading on ESPP shares allowed)

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Future Vesting of Warrants

■	Tax withholding will also be required on further vesting of IAC employee warrants that occurs in the future (unless a favorable IRS ruling is received)

■	Any future withholding obligations will be satisfied automatically, and without any future action on the part of the holder, through the withholding of IAC employee warrants

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IRS Private Letter Ruling

■	Private letter ruling is not expected until after the closing of the merger, if at all.

■	If the IRS rules that the conversion was not a taxable event:

—	No income due to the conversion of the Expedia employee warrants will be included in your W-2 at year end (or W-2C will be issued)

—	Your income tax withholding will be reported on your W-2 and applied against your 2003 income tax liability

—	If your total income tax withholding amount exceeds your 2003 tax liability, you could be refunded the excess with the filing of your 2003 tax return.

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IRS Private Letter Ruling (cont.)

■	If the IRS rules that the conversion was not a taxable event (cont.):

—	If you satisfied your withholding obligation through the payment of Expedia stock or Expedia employee warrants, in no event will you receive back the stock or warrants used to pay the withholding

—	If you satisfied your withholding obligationusing Expedia employee warrants, $1,650 of compensation income even if conversion is not a taxable event

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Summary of Schedule (assuming the IAC

transaction closes on August 8, 2003)

■	Mellon election website link to be sent out by Friday, 7/25/03

■	Deadline for election: Monday, 8/4/03 at 2:00 pm (Pacific time)

■	Thursday & Friday, August 7 & 8, 2003 – Blackout for all employees on trading of employee warrants & stock options due to IAC conversion

■	Friday, August 8, 2003 – Shareholder’s meeting & anticipated close of merger; withholding of warrants occurs

■	Monday, August 11, 2003, the exact amount of your withholding (in cash and/or stock or warrants) will be posted on Mellon’s election website.

■	Friday, August 22, 2003 – Deadline for payments of cash and/or stock (2:00 pm Pacific time)

■	Note: See schedule in FAQ’s for all trading restrictions for all employees and Expedia insiders

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More Information

■	Please consult your personal tax advisor for detailed information related to your personal tax situation

■	Information on your vested & unvested Expedia employee warrants are available through the Mellon website (www.melloninvestor.com) or through Mellon’s Customer Service Representatives (1-888-810-7450)

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Questions?

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Expedia.com